Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST CONFIRMS
OFFER FOR GREY WOLF, INC.

Calgary, Alberta, Canada – June 10, 2008

Precision Drilling Trust ("Precision") confirmed today that it has formally proposed a business combination between Grey Wolf, Inc. ("Grey Wolf") and Precision. The proposal provides for Precision to acquire all of the common shares of Grey Wolf for US$9.00 per share in cash and Precision trust units, at the election of Grey Wolf shareholders, subject to proration such that the cash portion does not exceed 33 1/3% of the purchase price.  The US$9.00 per share amount represents a 21% premium over the average closing price of Grey Wolf stock over the thirty day period preceding the date of the offer. A copy of Precision's offer letter to Grey Wolf is attached to this press release.

Formal discussions in relation to the proposed business combination have not yet been initiated between Precision and Grey Wolf and Precision's proposal is subject to a limited number of conditions including focused due diligence and the negotiation of acceptable legal documentation.  While Precision is hopeful that discussions with Grey Wolf will commence forthwith such that a formal agreement can be reached as soon as possible, there can be no assurance that discussions will be initiated, or that any agreement will be reached, between Precision and Grey Wolf in respect of the proposed business combination.

Precision has received a highly confident letter from each of Deutsche Bank Securities Inc. and Royal Bank of Canada with respect to them being highly confident in their ability to provide Precision with the debt financing required to complete the proposed business combination.  It is Precision's intention to request that each bank commence its customary evaluation with the objective of securing such debt financing on a fully committed basis on customary terms and conditions.

Precision's previously disclosed growth strategy includes expansion of its service offerings to the United States by leveraging its competitive strengths and its reputation for high performance, high value onshore drilling services for oil and natural gas exploration and development.  Precision believes a business combination with Grey Wolf fits this strategy and accelerates its organic new rig construction program.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

Precision believes that the combined companies would have much greater scale and a stronger financial position allowing them to substantially advance their mutual business objectives in the contract drilling business.  Precision expects to maintain Grey Wolf’s principal offices and facilities and to offer attractive opportunities for Grey Wolf’s people to have continued roles in the combined entity.

Precision unitholders will not be required to approve the combination.  The proposed combination is not expected to affect Precision's mutual fund trust status.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Kevin Neveu, Chief Executive Officer, or Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4500, Fax 403.264.0251; website: www.precisiondrilling.com.

This news release contains statements that may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities legislation.  This forward-looking information includes, among others, statements regarding business strategy, plans and other expectations, beliefs, goals, objectives, information and statements about possible future events, including Precision's proposed business combination with Grey Wolf.   Readers are cautioned not to place undue reliance on such forward-looking information.  Forward-looking information is based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Precision and described in the forward-looking information contained in this press release.  There can be no assurance that discussions will be initiated, or that any agreement will be reached, between Precision and Grey Wolf.

June 8, 2008

Mr. Thomas P. Richards
Chairman & Chief Executive Officer
Grey Wolf, Inc.
10370 Richmond Ave., Suite 600
Houston, Texas 77042

Dear Mr. Richards:

I am writing on behalf of the Board of Trustees of Precision Drilling Trust (“Precision”) to propose a business combination between Grey Wolf, Inc (“Grey Wolf”) and Precision.  Under our proposal, Precision would acquire all of the common shares of Grey Wolf for US$9.00 per share in cash and units.  This represents a 21 % premium to the average closing price over the last thirty trading days of Grey Wolf stock.  Precision has reviewed Grey Wolf’s publicly available information and is prepared to immediately negotiate to enter into an agreement providing for a merger between our two companies, subject to confirmatory due diligence which can be completed on an expedited timetable.

Precision believes that our proposal is superior to Grey Wolf’s proposed merger with Basic Energy Services, Inc. and offers more attractive long-term value for Grey Wolf’s shareholders.  Our combined companies would have much greater scale and a stronger financial position allowing us to substantially advance our mutual business objectives in the contract drilling business.  Additionally, the combined enterprise would be positioned to pursue customer opportunities in the completion and production oilfield service business in the United States and internationally given the diverse operating platform that Precision has established in the Western Canada Sedimentary Basin.  With this in mind, we have structured a proposal that allows your shareholders to significantly benefit from, and participate in, a combination of our two companies.

As you know, Precision is a leading provider of oilfield services in North America.  Our fleet of over 240 drilling rigs and 223 service rigs are adaptable to the wide variety of unconventional natural gas, conventional oil and natural gas, heavy oil and in situ oil sands applications and we are currently active in key sedimentary basins in Canada and the United States.  Our trust units are listed on the New York Stock Exchange and the Toronto Stock Exchange and trade under the symbols "PDS" and "PD.UN", respectively.  Our market capitalization is approximately US$3.4 billion and our total enterprise value is approximately US$3.7 billion.

Given the compelling strategic opportunity available to our collective security holders, we are pleased to present Grey Wolf with the details of our proposal:

1.           Purchase Price:  Based on available public information, we propose a total consideration for Grey Wolf shareholders of US$ 9.00 per share (on a fully-diluted basis), comprised of cash and units at the election of Grey Wolf shareholders, subject to proration such that the cash portion does not exceed 33 1/3% of the equity purchase price.  This per-share offer price results in an equity value of approximately US$2.0 billion, and implies a multiple of 7.3x 2008 consensus cashflow per share estimates.  We have received assurances in writing (see attachments) from Deutsche Bank Securities Inc. and Royal Bank of Canada, financial institutions of national reputation, with respect to them being highly confident in their ability and willingness to provide us with the financing required to complete the proposed business transaction.

2.           People:  We recognize the strength of a leading contract drilling company resides with its people.  We expect to maintain Grey Wolf’s principal offices and facilities and to offer attractive opportunities for Grey Wolf’s people to have continued roles in the combined entity.  We are also prepared to discuss Grey Wolf nominees to the Board of Directors of Precision Drilling Corporation, the administrator of Precision.

3.           Conditions:  In addition to negotiating acceptable legal documentation, final agreement on any transaction would require: (i) satisfactory completion of focused due diligence, (ii) final approval by both the Grey Wolf and Precision Boards of Directors, (iii) Grey Wolf shareholder approval, and (iv) Hart-Scott-Rodino regulatory approval.  We are not required to seek Precision unitholder approval for the proposed transaction.

4.           Timing:  Precision is prepared to move expeditiously in evaluating and negotiating a potential transaction.  Given sufficient access to information, we expect to be able to complete our diligence review and a negotiation of a mutually satisfactory definitive Agreement and Plan of Merger within two weeks.  In anticipation of moving forward, we have engaged Mayer Brown LLP and Bennett Jones LLP as our legal advisors, and Deutsche Bank Securities Inc. and RBC Dominion Securities Inc. as our financial advisors, on this transaction.

We are excited about the prospect of combining our two companies and ask that you contact Kevin Neveu, Chief Executive Officer of Precision Drilling Corporation, if we can assist you in fully evaluating our proposal.  As you can appreciate, with a proposal of this kind, time is of the essence.  We hope that you will give our proposal your prompt and fullest consideration.

Sincerely,

PRECISION DRILLING TRUST, by its administrator, Precision Drilling Corporation

Signed: “Robert L. Phillips”
Robert L. Phillips
Chairman